上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2007 NOV 20 P 4:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/07

16th November 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

[redacted]

07028161

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two announcements both dated 15th November 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
NOV 26 2007
THOMSON FINANCIAL

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

CONNECTED TRANSACTIONS
PROVISION OF FINANCIAL ASSISTANCE

The board of directors of the Company announces that on 15th November 2007, SI Pharmaceutical, a subsidiary of the Company, entered into a counter-indemnity agreement with Guangdong Techpool in respect of a guarantee to be provided by SI Pharmaceutical for a bank loan of RMB20,000,000 to be made available to Guangdong Techpool. In addition, SI Pharmaceutical had also provided guarantee in favour of a bank in respect of a bank loan of Guangdong Techpool in the amount of RMB10,000,000 and Guangdong Techpool had provided a counter-indemnity to SI Pharmaceutical on 24th April 2007.

Guangdong Techpool is an indirect non wholly-owned subsidiary of the Company. One of Guangdong Techpool's directors together with his associate (as defined in the Listing Rules) hold 35.04% equity interest in Guangdong Techpool. He is also a director of other subsidiaries of the Group. Guangdong Techpool is thus a connected person of the Company within the meaning of the Listing Rules by virtue of the above. Accordingly, the financial assistance provided/to be provided by SI Pharmaceutical to Guangdong Techpool by way of provision of guarantees in respect of certain bank loans constitutes connected transactions for the Company under Rule 14A.13(2)(a)(i) of the Listing Rules.

As the total assets ratio represented by such aggregate amount of the Guarantees exceed 0.1% but is less than 2.5% as determined in accordance with Rule 14A.66(2)(a) of the Listing Rules, the provision of financial assistance is exempt from the independent shareholders' approval requirements but is subject to the reporting and announcement requirements set out in Rules 14A.45 and14A.47 of the Listing Rules.

PROVISION OF FINANCIAL ASSISTANCE

The board of Directors of Shanghai Industrial Holdings Limited (the "Company") announces that on 15th November 2007, Shanghai Industrial Pharmaceutical Investment Co. Ltd. ("SI Pharmaceutical"), a subsidiary of the Company, entered into a counter-indemnity agreement with Guangdong Techpool in respect of a guarantee to be provided by SI Pharmaceutical in favour of

Bank of Communications, Guangzhou Huihua Branch ("BOC") for a bank loan in the amount of RMB20,000,000 to be made available to Guangdong Techpool Biochem Pharma Co. Ltd. ("Guangdong Techpool"). Taking into account the guarantee provided by SI Pharmaceutical in favour of Industrial & Commercial Bank of China, Guangzhou New Technology Development Zone Branch ("ICBC") in respect of a bank loan granted to Guangdong Techpool in the amount of RMB10,000,000 on 24th April 2007, the aggregate guarantee amount given by SI Pharmaceutical for bank loans of Guangdong Techpool would be RMB30,000,000 (the "Guarantees").

Borrower	:	Guangdong Techpool, owned by SI Pharmaceutical and its subsidiary as to 51% in total and is an indirect non wholly-owned subsidiary of the Company
Lenders	:	(1) ICBC; and (2) BOC (collectively as the "Banks")
Guarantor	:	SI Pharmaceutical, an indirect non wholly-owned subsidiary of the Company
Bank Loans	:	(1) the RMB10,000,000 bank loan made available by ICBC for the period from 24th April 2007 to 3rd April 2008; and (2) the RMB20,000,000 bank loan to be made available by BOC for a period of one year from the date of drawdown of the loan. (collectively as the "Bank Loans") The terms of the loan agreements in respect of the Bank Loans are on normal commercial terms and that the interest rate thereon is comparable to the prevailing market rate. The Bank Loans are repayable upon expiry of the term of the respective loan agreements.
Guarantee Amount	:	SI Pharmaceutical provided guarantee in the amount of RMB10,000,000 in favour of ICBC ("First Guarantee") and will provide guarantee in the amount of RMB20,000,000 in favour of BOC ("Second Guarantee") in respect of the Bank Loans. In the circumstances Guangdong Techpool fails to repay the respective Bank Loans and any interest and expenses thereon, SI Pharmaceutical is obligated to repay such amount under the Guarantees. There are no fees or commission payable by Guangdong Techpool to SI Pharmaceutical for the provision of the Guarantees.

In consideration of SI Pharmaceutical providing the Guarantees for the Bank Loans, Guangdong Techpool entered into two counter-indemnity agreements with SI Pharmaceutical on 24th April 2007 and 15th November 2007 respectively. Pursuant to which, Guangdong Techpool shall indemnify SI Pharmaceutical for any loss which may be incurred by it in connection with or arising from the provision of the Guarantees as a result of any non-repayment of the Bank Loans and any interest and expenses thereon by Guangdong Techpool. In addition, the following counter

indemnities were/are provided by Guangdong Techpool to SI Pharmaceutical:

(1) The First Guarantee was pledged with assets of Guangdong Techpool, inter alia, raw materials with an unaudited book value of RMB14,000,000 as at 24th April 2007 in favour of SI Pharmaceutical as counter-indemnities.

(2) The Second Guarantee is pledged with assets of Guangdong Techpool, inter alia, equipment and inventories with an unaudited book value of RMB24,030,000 as at 15th November 2007 in favour of SI Pharmaceutical as counter-indemnities.

(collectively as the "Counter Indemnities")

REASONS FOR THE TRANSACTIONS

The purpose of the Guarantees provided by SI Pharmaceutical is to enable Guangdong Techpool, a subsidiary of SI Pharmaceutical, to obtain the Bank Loans so as to support its normal business operations. SI Pharmaceutical is a company listed on the A Shares Market of the Shanghai Stock Exchange. Generally, banks are more confident in the financial position of the listed companies and therefore the Banks requested SI Pharmaceutical, which is the immediate holding company of Guangdong Techpool to provided guarantees for the Bank Loans. As announced by the Company on 13th October 2006, similar arrangements were made between SI Pharmaceutical and Guangdong Techpool last year. To renew the arrangements will enable Guangdong Techpool continue to obtain financing from the Banks.

The Group is of the view that the terms of the Guarantees provided by SI Pharmaceutical as requested by the Banks are similar to those offered by other banks and are on normal commercial practice. In view of the above and the provision of the Counter Indemnities to SI Pharmaceutical by Guangdong Techpool, the Directors (including the Independent Non-Executive Directors) are of the view that the terms of the Guarantees are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONNECTED TRANSACTIONS

Guangdong Techpool is an indirect non wholly-owned subsidiary of the Company. One of Guangdong Techpool's directors together with his associate (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) hold 35.04% equity interest in Guangdong Techpool. He is also a director of other subsidiaries of the Group. Guangdong Techpool is thus a connected person of the Company within the meaning of the Listing Rules by virtue of the above. Accordingly, the financial assistance provided/to be provided by SI Pharmaceutical to Guangdong Techpool by way of provision of the Guarantees in respect of the Bank Loans constitutes connected transactions for the Company under Rule 14A.13(2)(a)(i) of the Listing Rules. To the best knowledge of the Company, the Banks are parties independent of and not connected with the Directors, chief executive and substantial shareholders of the Company and its subsidiaries and their respective associates (as defined in the Listing Rules).

As the total assets ratio represented by such aggregate amount of the Guarantees exceed 0.1% but is less than 2.5% as determined in accordance with Rule 14A.66(2)(a) of the Listing Rules, the provision of financial assistance is exempt from the independent shareholders' approval requirements but is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

GENERAL

The Company and its subsidiaries are principally engaged in the business of real estate investment, infrastructure facilities, medicine and consumer products.

Guangdong Techpool is engaged in research, development, manufacture and sale of bio-pharmaceutical products.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 15th November 2007

As at the date of this announcement, the board of Directors of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

South China Morning Post
Publication Date : 16th November 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTIFICATION
CONNECTED TRANSACTION

CONNECTED TRANSACTIONS
PROVISION OF FINANCIAL ASSISTANCE

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 15th December 2007. Copies will be provided upon request at no charge.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 15th November 2007

END